Exhibit (e)(8)

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of July 1, 2002 (this “Agreement”), by and between BIOENVISION, INC., a Delaware corporation (the “Company”), and ROBERT STERLING (“Executive”).

RECITALS

WHEREAS, the Company desires to employ Executive as Vice President (Animal Health Division) of the Company on the terms and conditions hereinafter set forth and Executive desires to accept such employment.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the parties agree as follows:

1.                 Employment.

1.1.  Subject to the terms and conditions of this Agreement, the Company agrees to employ Executive during the Term (as defined in Section 2) as Vice President (Animal Health Division) of the Company. Executive shall report to the Board of Directors of the Company (the “Board”). As Vice President (Animal Health Division) of the Company, Executive shall perform such duties and responsibilities as are customarily performed by a vice president of a company the size and nature of the Company, and such other managerial duties and responsibilities with the Company which are appropriate for his position at the Company as, from time to time, may be assigned to him by the Board.

1.2.  Subject to the terms and conditions of this Agreement, Executive hereby accepts employment as Vice President (Animal Health Division) of the Company and agrees to devote his full working time and efforts to the performance of services, duties and responsibilities in connection therewith (other than during periods of illness, disability or vacation). Nothing in this Agreement shall preclude Executive, so long as, in the reasonable determination of the Board, such activities do not materially interfere with his duties and responsibilities hereunder, from engaging in charitable and community affairs, from managing any passive investment made by him in real estate or other property (provided that no such investment may exceed 2% of the equity securities of any entity, without the prior approval of the Board), or from serving, subject to the prior approval of the Board, as a member of boards of directors or as a trustee of any other company, association or entity.

1.3.  Executive’s specific role will be to take management responsibility for the Animal Health Division, which is a wholly owned division of the Company. The principal duties will be to establish the management strategy, develop the existing products, acquire new products for the division, engage a sales and marketing team, establish a divisional strategy, liaison with the regulatory authorities, advise the Board on matters relating to veterinary practice, collaborate with the veterinary scientific advisory team. Other duties may be required of Executive and shall be negotiated in good faith.

2.     Term of Employment.  The term of this Agreement (the “Term”) shall be for a period commencing on the date hereof and continuing through July 31, 2004; subject to earlier termination in accordance with the terms and conditions contained in Section 7 hereof. Notwithstanding the foregoing, the Term shall automatically be extended for one additional year upon the terms and conditions set forth herein, unless either party to this Agreement gives the other party written notice (delivered in accordance with Section 10 hereof and at least 90 days prior to July 31, 2004).

3.     Place of Employment.  During the Term, Executive shall perform his services at the principal place of business of the Company located at One Rockefeller Plaza, Suite 1600, New York, New York

10020. Executive shall be furnished with office facilities and services suitable to his position and suitable for the performance of his duties. Executive acknowledges and agrees that in connection with his employment, however, he may be required to travel on behalf of the Company.

4.                 Compensation.

4.1.  Salary. During the Term, the Company shall pay Executive a base salary (“Base Salary”) at the rate of One Hundred and Twenty-Five Thousand Dollars ($125,000) per annum for the first six months, rising to $150,000 per annum (pro rated for any partial year during the Term). The Base Salary shall be payable in accordance with the ordinary payroll practices of the Company for its executive officers but in no event less frequently than semi-monthly. The Base Salary shall be reviewed annually by the Compensation Committee of the Board on or before the last day of each fiscal year, and may be increased in the sole discretion of the Compensation Committee of the Board taking into account corporate and individual performance, any increase in Executive’s responsibilities on account of acquisitions by, or the general growth of, the Company and general business conditions. If Executive’s Base Salary is increased by the Company, then such increased Base Salary shall constitute the Base Salary for all purposes of this Agreement.

4.2.  Performance Bonus. During the Term commencing with the fiscal year beginning on January 1, 2002 and ending on December 31, 2002, Executive shall be entitled to receive an annual performance bonus (a “Performance Bonus”) of an amount determined by the Compensation Committee of the Board, in its sole discretion, and shall be based on such quantitative and qualitative initiatives as identified by the Compensation Committee of the Board upon consultation with Executive and upon approval of the budget for the respective fiscal year. Any such Performance Bonus shall be paid to Executive within 120 days of the end of the fiscal year to which it relates.

5.                 Employee Benefits.

5.1.  Employee Benefit Programs, Plans and Practices. The Company shall provide Executive during the Term, with coverage under all employee benefit programs, plans and practices which the Company makes available from time to time to its senior executives, with at least the same opportunity to participate as the other senior executives of the Company including, without limitation, retirement, pension, profit sharing, medical, dental, hospitalization, life insurance, short and long term disability, accidental death and dismemberment and travel accident coverage.

5.2.  Vacation and Fringe Benefits.

(a)   Executive shall be entitled to four (4) weeks paid vacation in each year (pro rated as necessary for partial calendar years during the Term). Executive may take his allotted vacation days at such times as are mutually convenient for the Company and Executive, consistent with the Company’s vacation policy in effect from time to time with respect to its executive officers. Executive shall not be entitled to any payment with respect to any accrued but unused vacation time remaining at the end of any year; provided that in any year of employment during the Term a maximum of two (2) weeks of Executive’s accrued but unused vacation time may accumulate, which may total a maximum of six (6) weeks during the Term, and shall be paid to Executive as set forth in Section 8.3 hereof.

(b)   Executive shall be entitled to the perquisites and fringe benefits normally made available to other senior executives of the Company, commensurate with his position with the Company.

5.3.  Expenses. Executive is authorized to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement (in accordance with the policies and procedures established from time to time by the Company) including, without limitation, entertainment and travel expenses (and the cost of living while away from home on business or at the request of, and in the service of the Company), and similar items related to such duties and responsibilities. The Company will reimburse Executive in full for all such out-of-pocket expenses upon presentation by Executive from time to time of a proper account of such expenditures in accordance with the policies and procedures established by the Board and applicable to executive officers of the Company.

6.     Key-Person Insurance. Executive agrees that the Company may at any time and from time to time, and for the Company’s own benefit, apply for and take out term life, health, accident, and/or other insurance covering Executive (“Key-Person Insurance”) in an amount to be determined in the sole discretion of the Board in consultation with Executive. The Company shall own all rights in any such Key-Person Insurance policies and proceeds thereof and Executive shall not have any right, title or interest therein; except that if Executive is no longer employed by the Company (other than as a result of his death or Disability (as herein defined)), then the Company shall terminate such Key-Person Insurance policies or, at the option of Executive, arrange for such Key-Person Insurance policies to be assigned to Executive; provided, however, that said policies permit such assignment and Executive is solely responsible for the payment of any premiums after such assignment. Executive agrees to assist the Company at the Company’s expense in obtaining any such Key-Person Insurance by, among other things, submitting to the customary examinations and correctly preparing, signing and delivering such applications and other documents as may be required by insurers.

7.                 Termination of Employment.

7.1.  Good Reason. Executive shall be entitled to terminate his employment for “Good Reason.” For purposes of this Agreement, “Good Reason” shall mean (without Executive’s express prior written consent as a stockholder, director or otherwise) (i) failure by the Company to pay any compensation when due hereunder, (ii) any significant reduction by the Company of Executive’s authorities, powers, functions, duties or responsibilities in managing the Company’s business or the assignment of duties to Executive by the Board inconsistent with Executive’s position (except in connection with termination of Executive’s employment for Cause (as defined in section 7.4), as a result of Disability (as defined in Section 7.2), as a result of Executive’s death or by Executive other than for Good Reason), (iii) any change in the primary employment location of Executive to a  place that is more than 50 miles from the then place of performance, other than in connection with a general relocation of the headquarters office (or staff) of the Company; (iv) any material breach by the Company of any other material provision of this Agreement; or (v) that the Company notifies Executive, in writing, that Executive’s employment will be terminated (other than for Cause) or that the Company will perform any of the other actions set forth in this Section 7.1 constituting Good Reason. If Executive desires to terminate his employment with the Company for Good Reason, then he shall first give written notice of the facts and circumstances providing Good Reason to the Company, and shall allow the Company no less than thirty (30) days to remedy, cure or rectify the situation giving rise to Good Reason.

7.2.  Disability. If Executive shall fail during the Term, because of illness, physical or mental disability or other incapacity, for a period of 90 consecutive days or any 120 days in any 365 consecutive days, to render the services provided for by this Agreement or be adjudged an incompetent (“Disability”); provided that the date on which the Disability will be deemed to occur shall be such 90th or 120th day or the date on which Executive is adjudged an incompetent, as the case may be, then the Company may terminate Executive’s employment on not less than two (2) weeks written notice thereof, setting forth the facts and circumstances claimed to provide a basis for termination of Executive’s employment under this Section 7.2. During any period that Executive fails to perform his duties hereunder as a result of illness, physical or mental disability or other incapacity, Executive shall continue to receive his full Base Salary until his employment is terminated pursuant to this Section 7.2.

7.3.  Death. Executive’s employment hereunder will terminate automatically if he should die.

7.4.  Termination for Cause. The Company shall have the right to terminate the employment of Executive with or without Cause (as hereinafter defined). The term “Cause,” as used herein, shall mean

(i) Executive’s continuing, repeated willful refusal and failure (other than during periods of illness, disability or vacation or after the issuance of a notice of termination by Executive for Good Reason) to perform his duties hereunder or under any lawful directive of the Board (consistent with the terms of this Agreement), (ii) Executive’s willful misconduct or gross neglect in the performance of his duties hereunder, (iii) the willful material breach of this Agreement by Executive, (iv) the conviction, plea of guilty or nolo contendre of Executive in respect of any felony, other than motor vehicle offenses, or for any misdemeanor constituting theft or embezzlement from the Company; provided that an indictment of Executive in such matters shall cause the Company to suspend Executive with pay until such matters are, to the Company’s satisfaction, clarified or finalized, (v) other fraudulent action against the Company or (vi) any violation by Executive, or conduct by Executive that poses a substantial threat of causing the Company to violate, any statute, law, ordinance or regulation promulgated or enforced by any entity with jurisdiction over the Company or Executive, concerning employment discrimination or other employment-related wrongs. For purposes of this Section 7.4, no act, or failure to act, on Executive’s part, will be considered “willful” unless done or omitted to be done by him not in good faith or without a reasonable belief that his action or omission was in furtherance of and in the best interests of the Company’s business. Termination by the Company for Cause may be effected by written notice of the Company to Executive; provided, however, that if the Company determines to terminate Executive’s employment pursuant to clause (i) or (iii) hereof, then the Company shall give Executive written notice of the facts and circumstances providing Cause that specifically identifies the actions to be performed and shall allow Executive no less than twenty (20) days in the case of a proposed termination pursuant to clause (i) or (iii) above to remedy, cure or rectify the situation giving rise to Cause. Nothing in this Agreement shall prevent Executive from challenging in any court of competent jurisdiction the Board’s determination that Cause exists or that Executive has failed to cure any act (or failure to act) that purportedly formed the basis for the Board’s determination.

8.                 Compensation Upon Termination.

8.1.  Termination by the Company without Cause; Termination by Executive for Good Reason. If Executive terminates his employment pursuant to Section 7.1 or if Executive’s employment is terminated by the Company without Cause, then Executive shall be entitled to (i) receive Executive’s Base Salary, Performance Bonus and benefits as set forth in Section 5 to which Executive is entitled up to and including the effective date of Executive’s termination of employment hereunder and (ii) receive Executive’s Base Salary and minimum Performance Bonus as set forth in Section 4.2 paid consistent with the Company’s payroll practices for one (1) year. Executive and his eligible spouse and dependents also shall be entitled to receive, during the Non-Competition Period, at no greater out-of-pocket expense to the Company than incurred prior to termination, the Company-sponsored medical and health benefits to the extent provided by the Company to Executive immediately prior to the termination, but only to the extent such benefits are covered by the insurance policies funding such medical and health benefit plans and, except as required by applicable law, only until the date or dates Executive becomes eligible to receive comparable benefits under the plans or programs of a subsequent employer at a comparable cost to Executive (such coverage and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit, basis). The continuation of group health coverage under the preceding sentence will count against, and will not extend, the period during which benefits are required to be continued under COBRA and any corresponding provision of state law.

8.2.  Termination by Executive other than for Good Reason; Termination by the Company for Cause. If Executive’s employment is terminated by the Company for Cause or by Executive other than pursuant to Section 7.1, then Executive shall be entitled to receive Executive’s Base Salary, Performance Bonus and benefits as set forth in Section 5 to which Executive is entitled up to and including the effective date of Executive’s termination of employment hereunder. After such termination of employment, the obligations of the Company under this Agreement to make any further payments, or to provide any benefits specified herein, to Executive shall thereupon cease and terminate.

8.3.  Termination for any Reason. Upon termination of Executive’s employment for any reason, the Company shall (i) pay as of the date of termination any accrued but unpaid vacation time as set forth in Section 5.2(a) hereof and any other accrued but unpaid compensation; and (ii) reimburse Executive, consistent with past practice, for business expenses incurred but not paid prior to such termination of employment.

9.     Nondisclosure; Non-Competition and Non-Solicitation. Executive shall execute the Confidentiality and Non-Disclosure Agreement attached hereto as Exhibit A.

10.   Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, electronic transmission (with a copy following by hand or by overnight courier), by registered or certified mail, postage prepaid, return receipt requested or by overnight courier addressed to the other party. All notices shall be addressed as follows, or to such other address or addresses as may be substituted by notice in writing:

To the Company:

Bioenvision, Inc.
One Rockefeller Plaza, Suite 1600
New York, New York 10020
Attention: Christopher B. Wood, M.D.
Fax No.: (212) 265-4680

with a copy to:

Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: Andrew J. Cosentino, Esq.
Fax No.: (212) 835-6001

To Executive:

Mr. Robert Sterling
Bioenvision, Inc.
One Rockefeller Plaza, Suite 1600
New York, New York 10020
Fax No.: (212) 265-4680

Communications delivered by hand or by overnight courier shall be deemed received on the date of delivery; communications sent by electronic means shall be deemed received one (1) business day after the sending thereof, and communications sent by registered or certified mail shall be deemed received three (3) business days after the sending thereof.

11.   Separability; Legal Fees. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect. Each party shall bear the costs of any legal fees and other fees and expenses which may be incurred in respect of enforcing its respective rights under this Agreement.

12.   Assignment. This contract shall be binding upon and inure to the benefit of the heirs and representatives of Executive and the assigns and successors of the Company. Neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Executive (except by will or by operation of the laws of intestate succession) or by the Company, except that the Company may assign this Agreement to any successor (whether by merger, acquisition of stock, purchase or otherwise) to all or substantially all of the assets or business of the Company, if such successor expressly agrees in writing to assume the obligations of the Company hereunder.

13.   Amendment; Waiver. This Agreement may only be amended by written agreement signed by the parties hereto. A waiver by the Company or Executive of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

14.   Beneficiaries; References. Executive shall be entitled to select (and change, to the extent permitted under any applicable law) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following Executive’s death, and may change such election, in either case by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of his incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative. Any reference to the masculine gender in this Agreement shall include, where appropriate, the feminine.

15.   Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Section 15 are in addition to the survivorship provisions of any other section of this Agreement.

16.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York with respect to contracts made and to be fully performed therein, without regard to the conflicts of laws principles thereof. The parties hereto hereby agree that any suit or proceeding arising under this Agreement, or in connection with the consummation of the transactions contemplated hereby, shall be brought solely in a federal or state court located in the County of New York and State of New York. By its execution hereof, both the Company and Executive hereby consent and irrevocably submit to the in personam jurisdiction of the federal and state courts located in the County of New York and State of New York and agree that any process in any suit or proceeding commenced in such courts under this Agreement may be served upon it personally or by certified or registered mail, return receipt requested, or by Federal Express or other courier service, with the same force and effect as if personally served upon the applicable party in New York and in the city or county in which such other court is located. The parties hereto each waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense of lack of in personam jurisdiction with respect thereto.

17.   Mitigation Obligation. Executive shall mitigate damages including the amount of any payment provided for pursuant to Section 13 by seeking other employment or otherwise; provided, however, that

Executive is under no obligation to mitigate any amount provided for by insurance policies under Section 13 hereof.

18.   Entire Agreement. This Agreement contains the entire understanding between Executive and the Company and supersede in all respects any prior or other agreement or understanding between the Company and Executive as to the matters set forth herein and therein. Except for the obligations specifically set forth herein and therein, the Company does not owe any obligations to Executive and Executive does not owe any obligations to the Company with respect to the matters set forth herein and therein.

19.   Withholding. The Company shall withold from any payments due to Executive hereunder, all taxes, FICA or other amounts required to be withheld pursuant to any applicable law.

20.   Headings. The section headings contained in this Agreement are for the convenience of reference only and shall not affect the construction of any provision of this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together this shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Employment Agreement to be signed on the date and year first above written.

BIOENVISION INC.
By:	/s/ CHRISTOPHER B. WOOD
Christopher B. Wood
Chief Executive Officer
EXECUTIVE
By:	/s/ ROBERT STERLING
Robert Sterling